TERMS AGREEMENT NO. 540-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

BRL150,000,000

9.50 per cent. Notes due 25 May 2012

payable in United States dollars

20 May 2010

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:  Assistant Treasurer, Funding Division

The undersigned managers (collectively, the “Managers”) agree to purchase from the Asian Development Bank (“ADB”) its BRL150,000,000 9.50 per cent. Notes due 25 May 2012 payable in United States dollars (“U.S.$”) (the “Notes”) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 20 July 2005 (the “Prospectus”) at 10:00 a.m., London time, on 25 May 2010 (the “Settlement Date”) at an aggregate purchase price of U.S.$84,369,285.47 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the “Standard Provisions”) relating to the issuance of Notes by ADB.  The Standard Provisions are incorporated herein by reference, except that all references therein to the Prospectus shall be deemed to refer to the Prospectus referred to herein.  In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained herein and in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein.  The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents specified in paragraphs (ii) and (iv) of Section 6(b) of the Standard Provisions.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The Managers hereby waives their right to receive each of the documents described in paragraphs (iii) and (v) of Section 6(b) of the Standard Provisions.

1.
ADB agrees that it will issue the Notes and the Managers named below jointly and severally agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows:  the issue price of 100.782 per cent. of the principal amount less a management and underwriting fee of 0.125 per cent. of the principal amount and a selling concession of 1.00 per cent. of the principal amount, translated into U.S. dollars at the BRL/U.S.$ exchange rate of 1.7718.  For the avoidance of doubt, the aggregate purchase price amounted to U.S.$84,369,285.47.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Royal Bank of Canada Europe Limited	BRL144,000,000
Deutsche Bank AG, London Branch	3,000,000
The Toronto-Dominion Bank	3,000,000
Total	BRL150,000,000

2.
Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date.  Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank, N.A., as common depositary for Euroclear and Clearstream, Luxembourg, for transfer in immediately available funds to an account designated by ADB.  Delivery of the Notes shall be made to Citibank, N.A., as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Managers.

3.
ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  Each of the Managers acknowledges having received:

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(i)           a copy of each of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

(ii)           a copy of each of the most recently delivered documents referred to in clauses (i) through (iii) and (v) of Section 6(a) of the Standard Provisions.

4.
In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.
Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6.
Each of the Manager represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.
Each Manager represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil.  The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Commissão de Valores Mobiliários).

8.	For purposes hereof, the notice details of ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:                      Funding Division, Treasury Department
Telephone:                    +632 632-4713
Facsimile:                      +632 632-4120 or 636-2625

For the Managers:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Attention:  Transaction Management Group
Telephone: +44 20 7029 7031
Facsimile:  +44 20 7029 7927

9.	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED
DEUTSCHE BANK AG, LONDON BRANCH
THE TORONTO-DOMINION BANK

By:	/s/ Bettina Howson Name: Bettina Howson
Title: Attorney-in-Fact

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By:    /s/ MICHAEL T. JORDAN
Name: MICHAEL T. JORDAN

Title:  Assistant Treasurer

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